SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for 7 June 2004

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under
cover of Form 20-F or Form 40-F.)

Form 20-F __X__   Form 40-F _____

Enclosures:

Trading Statement and Cautionary Announcement : second half earnings expected to be
substantially better than first half earnings

Sasol Limited

(Incorporated in the Republic of South Africa)

(Registration number 1979/003231/06)

(ISIN: ZAE000006896)

Share codes: JSE - SOL

                 NYSE - SSL

("Sasol" or "the Company")

Trading Statement and Cautionary Announcement : second half earnings expected to be substantially better than first half earnings

When Sasol Limited released its consolidated interim financial results for the six months ended 31 December 2003 on 8 March 2004 it advised in its profit outlook that "*the prevailing volatility of the Rand continues to make forecasting difficult. While relatively high oil prices are expected to continue and certain international chemical prices have strengthened, it remains likely that earnings for the full financial year will be substantially lower than the previous year. It is anticipated, however, that earnings in the second half-year will be better than the first six months*".

While less volatile, the Rand : US Dollar Exchange rate has been stronger than expected during the second six months of the financial year. However, the adverse effect of the strong Rand was more than offset by the benefit of higher international oil prices, an improvement in the performance of the chemical businesses and reduced costs.

Accordingly, shareholders are advised that the result of the second half year ending 30 June 2004 is expected to be substantially better than the first six months of the financial year. As a result, the result for the year ended 30 June 2004, is now forecast to be materially, as opposed to substantially, lower than the comparable result of the previous financial year.

In accordance with the rules of the JSE Securities Exchange, South Africa, the word "material" in this context means a variance of between 10% and 30%, whereas "substantial" means a variance of 30% or more.

The financial information on which this trading statement is based has not been reviewed or reported on by the Group's auditors. Shareholders are accordingly advised to exercise caution when dealing in Sasol securities until the publication of its financial results for the year ended 30 June 2004 during early September 2004.

Forward-looking statement: In this report we make certain statements that are not historical facts and relate to analyses and other

7 June 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 7 June 2004

By: /s/ N L Joubert
       Name: Nereus Louis Joubert
       Title: Company Secretary